

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

<u>Via E-mail</u>
Mr. Jan Frykhammar
Executive Vice President and Chief Financial Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

**Re: LM Ericsson Telephone Company
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 4, 2012
File No. 000-12033**

Dear Mr. Frykhammar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director